Free Writing Prospectus pursuant to Rule 433 dated May 15, 2020

Registration Statement No. 333-219206

Bearish Autocallable Absolute Return S&P 500® Index-Linked Notes due

OVERVIEW

The notes do not bear interest. Unless your notes are automatically called, the amount that you will be paid on your notes on the stated maturity date is based on the performance of the S&P 500® Index as measured from the trade date to and including the determination date.

Your notes will be automatically called if, on any call observation date (each trading day from but excluding the original issue date to but excluding the determination date), the closing level of the underlier decreases by more than between 12.75% and 15% (set on the trade date) from the initial underlier level (set on the trade date and may be higher or lower than the actual closing level of the index on that date). If your notes are automatically called, the return on your notes will be zero and you will receive a payment on the corresponding call payment date (the second business day after the call observation date) equal to the face amount of your notes.

If your notes are not automatically called, and the underlier return (the increase or decrease in the final underlier level on the determination date from the initial underlier level) is less than 0% but greater than or equal to between -12.75% and -15%, the return on your notes at maturity will be positive and will equal the absolute value of the underlier return (e.g., if the underlier return is -10%, your return will be +10%). If the underlier return is (i) greater than or equal to 0% or (ii) less than between -12.75% and -15%, the return on your notes at maturity will be zero and you will receive $1,000 for each $1,000 face amount of your notes. If your notes are not automatically called, the return on your notes will not exceed between 12.75% and 15%, even if the underlier return is less than between -12.75% and -15%. If the underlier return is greater than or equal to 0% or less than between -12.75% and -15%, at maturity you will only receive the face amount of your notes.

By purchasing these notes, you are taking the bearish view that the value of the underlier will decline such that the final underlier level will be less than the initial underlier level but greater than or equal to between 87.25% and 85% of the initial underlier level.

You should read the accompanying preliminary pricing supplement dated May 15, 2020, which we refer to herein as the accompanying preliminary pricing supplement, to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc.

KEY TERMS
CUSIP/ISIN:	40057C2Z3 / US40057C2Z30
Company (Issuer):	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier:	the S&P 500® Index (current Bloomberg symbol: “SPX Index”)
Trade date:
Settlement date:	expected to be the fifth scheduled business day following the trade date
Determination date:	expected to be between 13 months and 15 months following the trade date
Stated maturity date:	expected to be the second scheduled business day following the determination date
Hypothetical Payment Amount At Maturity*

Hypothetical Final Underlier Level (as a % of the Initial Underlier Level)	Hypothetical Payment Amount at Maturity (as a % of Face Amount)
200.000%	100.000%
175.000%	100.000%
150.000%	100.000%
110.000%	100.000%
105.000%	100.000%
100.000%	100.000%
99.000%	101.000%
95.000%	105.000%
90.000%	110.000%
87.250%	112.750%
87.249%	100.000%
60.000%	100.000%
50.000%	100.000%
25.000%	100.000%
0.000%	100.000%
*assumes a lower barrier set at the top of the lower barrier range (between 87.25% and 85% of the initial underlier level)

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

Payment amount at maturity (for each $1,000 face amount of your notes):

if the underlier return is greater than or equal to 0%, $1,000.

if the underlier return is less than 0% but greater than or equal to between -12.75% and -15%, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the absolute value of the underlier return; or

if the underlier return is less than between -12.75% and -15%, $1,000.

Initial underlier level:	to be determined on the trade date and may be higher or lower than the actual closing level of the underlier on that date
Final underlier level:	the closing level of the underlier on the determination date
Absolute Underlier Return:	the absolute value of the underlier return, expressed as a percentage (e.g., a -10% underlier return will equal a +10% absolute underlier return)
Underlier return:	the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage
Company’s redemption right:

if a redemption event occurs, then the outstanding face amount will be automatically redeemed in whole and the company will pay an amount in cash on the following call payment date, for each $1,000 of the outstanding face amount, equal to $1,000

Redemption event:

a redemption event will occur if, as measured on any call observation date, the closing level of the underlier is less than between 87.25% and 85% (set on the trade date) of the initial underlier level

Call observation dates:	expected to be each day from but excluding the original issue date to but excluding the determination date
Call payment dates:	expected to be the second business after each call observation date
Estimated value range:	$960 to $990 (which is less than the original issue price; see accompanying preliminary pricing supplement)

About Your Notes

GS Finance Corp. and The Goldman Sachs Group, Inc. have filed a registration statement (including a prospectus, as supplemented by the prospectus supplement, underlier supplement no. 6, general terms supplement no. 6,993 and preliminary pricing supplement listed below) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus, prospectus supplement, underlier supplement no. 6, general terms supplement no. 6,993 and preliminary pricing supplement, and any other documents relating to this offering that GS Finance Corp. and The Goldman Sachs Group, Inc. have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at sec.gov. Alternatively, we will arrange to send you the prospectus, prospectus supplement, underlier supplement no. 6, general terms supplement no. 6,993 and preliminary pricing supplement if you so request by calling (212) 357-4612.

The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This document should be read in conjunction with the following:

•	Preliminary pricing supplement dated May 15, 2020
•	General terms supplement no. 6,993 dated November 22, 2019
•	Underlier supplement no. 6 dated April 24, 2020
•	Prospectus supplement dated July 10, 2017
•	Prospectus dated July 10, 2017

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

RISK FACTORS

An investment in the notes is subject to risks. Many of the risks are described in the accompanying preliminary pricing supplement, accompanying general terms supplement no. 6,993, accompanying underlier supplement no. 6, accompanying prospectus supplement and accompanying prospectus. Below we have provided a list of certain risk factors discussed in such documents. In addition to the below, you should read in full “Additional Risk Factors Specific to Your Notes” in the accompanying preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement no. 6,993, “Additional Risk Factors Specific to the Notes” in the accompanying underlier supplement no. 6, as well as the risks and considerations described in the accompanying prospectus supplement and accompanying prospectus.

The following risk factors are discussed in greater detail in the accompanying preliminary pricing supplement:

▪

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

▪	The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor
▪	The Notes Are Bearish Investments
▪	The Potential for the Value of Your Notes to Increase Will Be Limited
▪	The Return on Your Notes May Change Significantly Despite Only a Small Change in the Underlier Level
▪	Your Notes Are Subject to Automatic Redemption
▪	Your Notes Do Not Bear Interest
▪	You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
▪	We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price
▪	The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
▪

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

▪	Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes
▪

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

The following risk factors are discussed in greater detail in the accompanying general terms supplement no. 6,993:

▪
▪	If the Value of an Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner
▪	The Return on Your Notes Will Not Reflect Any Dividends Paid on Any Underlier, or Any Underlier Stock, as Applicable
▪	Other Investors in the Notes May Not Have the Same Interests as You
▪

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

▪	Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients Could Negatively Impact Investors in the Notes
▪	Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes
▪

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

▪

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of the Underlier or Underliers or Constituent Indices, As

Applicable, or the Issuers of the Underlier Stocks or Other Entities That Are Involved in the Transaction
▪	The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties
▪	Past Performance is No Guide to Future Performance
▪	Your Notes May Not Have an Active Trading Market
▪	The Calculation Agent Will Have the Authority to Make Determinations That Could Affect the Market Value of Your Notes, When Your Notes Mature and the Amount, If Any, Payable on Your Notes
▪

The Policies of an Underlier Sponsor, if Applicable, and Changes that Affect an Underlier to Which Your Notes are Linked, or the Constituent Indices or Underlier Stocks Comprising Such Underlier, Could Affect the Amount Payable on Your Notes and Their Market Value

▪	The Calculation Agent Can Postpone the Determination Date, Averaging Date, Call Observation Date or Coupon Observation Date If a Market Disruption Event or Non-Trading Day Occurs or Is Continuing
▪	Certain Considerations for Insurance Companies and Employee Benefit Plans

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.

The following risk factors are discussed in greater detail in the accompanying underlier supplement no. 6:

▪

Except to the Extent The Goldman Sachs Group, Inc. is One of the Companies Whose Common Stock Comprises an Underlier, and Except to the Extent That We or Our Affiliates May Currently or in the Future Own Securities of, or Engage in Business With, the Applicable Underlier Sponsor or the Underlier Stock Issuers, There Is No Affiliation Between The Underlier Stock Issuers or Any Underlier Sponsor And Us

▪	Additional Risks Relating to Notes Linked to Underliers Denominated in Foreign Currencies or that Contain Foreign Stocks
▪

If Your Notes Are Linked to Underliers That Are Comprised of Underlier Stocks Which Are Traded in Foreign Currencies But Are Not Adjusted to Reflect Their U.S. Dollar Value, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

The following risk factors are discussed in greater detail in the accompanying prospectus supplement:

▪	The Return on Indexed Notes May Be Below the Return on Similar Securities
▪	The Issuer of a Security or Currency That Serves as an Index Could Take Actions That May Adversely Affect an Indexed Note
▪	An Indexed Note May Be Linked to a Volatile Index, Which May Adversely Affect Your Investment
▪	An Index to Which a Note Is Linked Could Be Changed or Become Unavailable
▪	We May Engage in Hedging Activities that Could Adversely Affect an Indexed Note
▪	Information About an Index or Indices May Not Be Indicative of Future Performance
▪	We May Have Conflicts of Interest Regarding an Indexed Note

The following risk factors are discussed in greater detail in the accompanying prospectus:

Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements

▪	The application of regulatory resolution strategies could increase the risk of loss for holders of our debt securities in the event of the resolution of Group Inc.
▪	The application of Group Inc.’s preferred resolution strategy could increase the losses incurred by holders of our debt securities.

This document does not provide all of the information that an investor should consider prior to making an investment decision. You should not invest in the notes without reading the accompanying preliminary pricing supplement and related documents for a more detailed description of the underlier, the terms of the notes and certain risks.